Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: December 12, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on signing of contract regarding sale of tantalum capacitor business

Press Release for the Business Press

December 12, 2005

Sale of EPCOS’ Tantalum Capacitor Business Unit:

EPCOS and KEMET sign contract

➢	Cash inflow of approximately EUR 70 million

➢	Closing expected in spring of 2006

➢	Important milestone in strategic repositioning toward more customer- and application-specific products

EPCOS, one of the world’s largest manufacturers of passive electronic components, has sold its Tantalum Capacitor Business Unit to the US capacitor manufacturer KEMET. The definitive agreement for the sale was signed today, December 12, 2005. Closing is expected in spring of 2006, depending on the approval of the involved regulatory authorities.

The sale includes the EPCOS plants in Évora, Portugal, and parts of the activities in Heidenheim, Germany, where conventional tantalum manganese oxide and tantalum polymer capacitors are manufactured. While KEMET will take on the employees of the Évora plant, it does not plan to continue manufacturing tantalum capacitors in Heidenheim. KEMET also intends to take on EPCOS employees in development, marketing and sales of tantalum capacitors. KEMET’s objective is to integrate and successfully continue EPCOS’ tantalum capacitor business as quickly and smoothly as possible.

In order to provide a continued supply of product to customers during the transition, a Manufacturing and Supply Agreement was also agreed to where EPCOS will continue to produce product in Heidenheim and sell to KEMET until later in 2006. At that time the equipment will be sold to KEMET.

The selling price is EUR 86.5 million. EUR 78.5 million will be paid at closing and the remaining EUR 8 million when the Manufacturing and Supply Agreement expires. EPCOS expects a cash inflow of approximately EUR 70 million from the sale. Early on offers by various parties and discussions in the context of the sales talks resulted in a valuation of the tantalum business which necessitated an impairment write-down of EUR 46 million in Q4 2005.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 12-121205E-W	1 / 3

Press Release for the Business Press

Benefits for EPCOS

Business with standard products such as tantalum capacitors in recent years has suffered from overcapacities and high pressure on prices. EPCOS has endured losses for several years with these capacitors. Recently, EPCOS was no longer able to follow the price development for tantalum manganese oxide capacitors. Furthermore, its entry into the new tantalum polymer business did not succeed as quickly as planned. Turning this business around on its own would have been time-consuming, expensive and finally questionable because EPCOS still would not have attained a leading position in this market.

“With the sale of our Tantalum Capacitor Business Unit we have eliminated the company’s largest source of losses,” stated Gerhard Pegam, President and CEO of EPCOS. “Moreover, we are convinced that KEMET will be able to lead our tantalum capacitor business into a bright future.”

Strategic repositioning toward more customer- and application-specific products

EPCOS is focusing more on specific market segments and streamlining its remaining portfolio of standard products. Applications in the automotive electronics, industrial electronics and telecommunications industries are moving more and more into the foreground, where EPCOS can provide its customers with special products and solutions.

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About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2005 (October 1, 2004, to September 30, 2005), EPCOS posted sales of EUR 1.24 billion. At September 30, 2005, the company employed about 16,100 people worldwide.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 12-121205E-W	2 / 3

Press Release for the Business Press

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 12-121205E-W	3 / 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: December 12, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG